August 12, 2014

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Withdrawal of Fulton Financial Corporation’s Registration Statement on Form S-3 (File No. 333-189488)

Ladies and Gentlemen:

On behalf of Fulton Financial Corporation (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-3 (File No. 333-189488), filed on June 20, 2013, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company did not to pursue any public offering under the Registration Statement and filed an updated registration statement on Form S-3 on July 30, 2014, which became effective upon filing pursuant to Rule 462 of the Act. No securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Act.

Securities and Exchange Commission	-2-

Please send copies of the written order granting withdrawal of the Registration Statement to Fulton Financial Corporation, Attention: General Counsel, One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604, facsimile number (717) 295-9194, with a copy to the Company’s counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, facsimile number (212) 558-3588, attention Catherine M. Clarkin.

If you have any questions with respect to this matter, please contact Ms. Catherine M. Clarkin of Sullivan & Cromwell LLP at (212) 558-4175.

Sincerely,

FULTON FINANCIAL CORPORATION

By:	/s/ Daniel R. Stolzer
Daniel R. Stolzer
Executive Vice President,
General Counsel and
Corporate Secretary